April 9, 2009

VIA FACSIMILE AND U.S. MAIL
Mail Stop 6010

Mr. Daniel M. Bradbury
President and Chief Executive Officer
Amylin Pharmaceuticals, Inc.
9360 Towne Centre Drive
San Diego, CA 92121

> **Re:** **Amylin Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement Filed on Schedule 14A**
> **Filed on March 31, 2009**
> **File No.: 000-19700**
>
> **Soliciting Materials on Schedule 14A filed April 3 and 7, 2009**
> **File No. 000-19700**

Dear Mr. Bradbury:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

General

1. Please note in the soliciting materials dated March 9, 2009, Eastbourne Capital Management, L.L.C indicated its intention to use a "white" proxy card in its proxy materials. As Eastbourne's soliciting materials were filed before Amylin's preliminary proxy statement, Amylin's claim to the use of the same colored card is not consistent with Rule 14a-9. Please revise your filing throughout to change the color of the proxy card.

2. We note the cover page of Amylin's Form 10-K for Fiscal Year Ended December 31, 2008 indicates the Annual Meeting of Shareholders will take place on May 27, 2009, yet you have not provided such information in the preliminary proxy statement. Please revise or advise.

Proposal 1: Election of Directors

Amylin's Nomination Process, page 6

3. Throughout your proxy and soliciting materials you reference the "rigorous and comprehensive process", "extensive effort" and "detailed review" when describing the Corporate Governance Committee's review of qualified director candidates. Please provide support for such statements and describe the material aspects of the review process referencing specific guidelines, if any, that were considered by the Board and/or the Committee in reviewing its candidates in anticipation for the upcoming annual meeting. See generally Item 7(d) of Schedule 14A and Item 407(c)(2)(vi) of Regulation S-K.

4. In soliciting materials filed on April 3, 2009, Amylin discloses it has worked with a "leading executive search firm." Please provide the disclosure specified by Item 407(c)(2)(viii) or advise us why such disclosure is not required.

5. We note the reference to the "proactive and meaningful dialogue with stockholders" and the Lead Director's effort to "reach out to many of [y]our stockholders to solicit their views on…business strategy and board composition..." With a view towards possible revised disclosure, please advise us whether Amylin communicated with security holders in the manner specified in Rule 14a-1(1)(iii).

6. We note that in December 2008, both the Icahn and Eastbourne parties presented nominees. Amylin disclose that the company "promptly began its evaluation" of such candidates. Please advise us, with a view toward revised disclosure, why none of the proposed nominees were deemed acceptable to the Board following such evaluations.

Other, page 8

7. We note that you may introduce substitute director nominees. Further, we note that if any of the nominees should decline or be unable to serve as director, the shares represented by Amylin's proxy card will be voted for the substitute nominees. Please note that we consider the existence of substitute nominees to be material to a security holder's voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other, unnamed

nominees to be designated by you at a later date. Please refer to Rule 14a-4(d)(1) and Item 7 of Schedule 14A.

8. We note your statement on page 8 that "[e]ach nominee has agreed to serve as a director if elected, and we have no reason to believe that any nominee will be unable to serve." Please disclose, if true, that each of the nominees has consented to being named in the proxy statement. Please refer to Rule 14a-4(d). If any person has not so consented, then that person is not a bona fide nominee and such person may not be named in the proxy statement.

Biographical Information for Nominees, page 8

9. Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you complete describe each individual's business experience for the past five years and disclose the dates of experience by month and year, as necessary. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note that such information is lacking in the business description of the following individuals: Mr. Adams, Ms. Beck, Mr. Costa, and Dr. Gavin.

Background of Executives Not Listed Above, page 11

10. Please revise the biographical information of Mr. Marshall so that it complies with Item 401(e) of Regulation S-K. Refer to Item 7(b) of Schedule 14A. Please revise Mr. Marshall's biography so that it describes his business experience for the past five years, without gaps, and disclose the dates of experience by month and year, as necessary.

Information Regarding the Board of Directors and its Committees, page 14

11. We note that the board has an Audit Committee, a Compensation and Human Resources Committee, a Corporate Governance Committee, and a Finance Committee. Please expand your disclosure to state the number of committee meetings held by each committee during the last fiscal year, in accordance with Item 407(b)(3) of Regulation S-K. Please revise to include information regarding the number of meetings held by the Corporate Governance Committee in your disclosure on page 6. Refer to Item 7(d) of Schedule 14A.

Proposal 2: Approval of the 2009 Equity Incentive Plan

12. Please expand this section to provide the information required by Item 10 of Schedule 14A. Specifically, please disclose in tabular format, the benefits or

amounts that will be received by or allocated to beneficiaries of the plan if such benefits are determinable.

Security Ownership of Certain Beneficial Owners and Management

13. We note that the table provides information regarding the beneficial ownership of your common stock as of March 23, 2009. Please update the table to provide this information as of the most recent practicable date. See Item 6(d) of Schedule 14A.

Manner and Cost of Proxy Solicitation

14. You indicate on page 60 that your directors and executive officers may solicit proxies by mail, in person or by telephone or other electronic means. If "other electronic means" include the internet, please tell us whether the company plans to solicit via internet chat rooms, and if so, tell us which websites it plans to utilize.

15. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, television or radio must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please supplementally confirm your understanding.

Proposal 5, page 32

North Dakota Reincorporation Proposal, page 52

16. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide us with support for the statements regarding the "significant effort and expenses" associated with a reincorporation and the statement that management's efforts in this regard would not yield a "commensurate benefit" to the company.

Form of Proxy Card

17. Please revise the form of proxy to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

18. We note your disclosure in the form of proxy that the proxy holders "may vote at the meeting or *any adjournment* or postponement thereof." (Emphasis added). If the adjournment of the meeting is intended as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited. Rule 14a-4(c)(7) on confers discretionary authority upon a proxy to vote on matters incident to the conduct of the meeting. To the extent applicable, please revise this disclosure and the proxy card. The proxy card should include an additional box so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated. Also provide the information required pursuant to Item 21 of Schedule 14A.

Soliciting Materials Filed April 3, 2009 and April 7, 2009

19. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

- "[t]he two new independent nominees…are widely respected leaders" in the biopharmaceutical industry,

- "[t]he ten nominees they have stated they intend to put forward collectively lack the experience and expertise necessary to maximize value for our shareholders and the commercialization expertise that many of our shareholders desire…"; and,

- in statements regarding the provisions of your debt agreements, Mr. Wilson's disclosure that such "provisions are addressed in model covenants published by the American Bar Association and, of the 26 comparable biotechnology companies with publicly-traded convertible securities that [you] identified, 15 (58%) have similar provisions included in their indentures…"

Where the basis of support are other documents, such as the American Bar Association model documents you reference, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

20. We note the reference in these materials that Icahn and Eastbourne "appear to be seeking control of the Board" based on their actions regarding your debt agreements and ongoing litigation. In future filings, please avoid making assertions regarding Icahn and Eastbourne's intentions without adequate factual foundation.

Closing Comments

As appropriate, please amend the Schedule 14A and respond to these comments. Detailed letters greatly facilitate our review. Please furnish a letter that keys your response to our comments. In addition, please also note the location of any material changes made in the proxy statement for reasons other than in response to specific staff comments. Electronically file the letter that responds to each staff comment and notes the location in the text of the revised proxy materials of the corresponding revisions. Identify the electronic letter response with a correspondence header tag. Revised proxy materials should be marked to indicate any changes. Note also the requirements of Rule 310 of Regulation S-T. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions with respect to the foregoing comments and your proxy materials to Rose Zukin at (202) 551-3239 or, in her absence, to Mellissa Duru, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3757.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions